UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PERICOM SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

000-27026

(CUSIP Number)

Richard D. White

Chief Financial Officer

Diodes Incorporated

4949 Hedgcoxe Road, Suite 200

Plano, TX 75024

(972) 987-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Peter Menard, Esq.

Sheppard Mullin Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, CA 90071

(213) 617-5483

September 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000-27026

(1)	Names of reporting persons Diodes Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 1,818,353 (1)
each reporting person	(9)	Sole dispositive power 0
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,818,353 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.32% (2)
(14)	Type of reporting person (see instructions) CO

(1) Does not include options and other unvested rights to acquire an aggregate of 1,114,793 shares of Common Stock of Pericom Semiconductor Corporation held by certain of the stockholders who have entered into the Voting Agreements with the reporting person as described in Item 3 below. Pursuant to the terms of each such Voting Agreement, in the event that any such options are exercised prior to the termination of such Voting Agreement, the underlying shares of such options or other rights to acquire Common Stock would be subject to such Voting Agreement and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below and in favor of the Merger and the other transactions contemplated by the Merger Agreement as described in Item 4 below.

(2) Based on 21,856,000 shares of Pericom Semiconductor Corporation Common Stock outstanding as of August 31, 2015, according to Pericom Semiconductor Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 1, 2015.

Pursuant to the Voting Agreements described in Item 3 below, Diodes Incorporated may be deemed to have beneficial ownership of 1,818,353 shares of Common Stock, without par value, of Pericom Semiconductor Corporation’s issued and outstanding shares as of September 2, 2015, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Diodes Incorporated that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of Common Stock, without par value (the “PSEM Common Stock”), of Pericom Semiconductor Corporation, a California corporation (“PSEM”). The principal executive offices of PSEM are located at 1545 Barber Lane, Milpitas, California, 95035.

Item 2. Identity and Background

(a) – (c) The name of the person filing this statement is Diodes Incorporated, a Delaware corporation (“Diodes”). The address of the principal office and principal business of Diodes is 4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024. The principal business of Diodes is the manufacturing and supply of high-quality, application specific standard products within the broad discrete, logic and analog semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets throughout Asia, North America and Europe.

Set forth in Schedule I to this Statement is the name, residence or business address and present principal occupation or employment of each of Diodes’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Diodes nor, to the knowledge of Diodes, any of the directors or executive officers of Diodes named in Schedule I to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Diodes nor, to the knowledge of Diodes, any of the directors or executive officers of Diodes named in Schedule I to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise indicated on Schedule I, all of the directors and executive officers of Diodes named in Schedule I to this Statement are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On September 2, 2015, Diodes entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PSEM, and PSI Merger Sub, Inc., a California corporation and a wholly-owned subsidiary of Diodes (“Merger Sub”), pursuant to which Merger Sub will be merged with and into PSEM, with PSEM continuing as the surviving corporation and a wholly-owned subsidiary of Diodes (the “Merger”). Under the Merger Agreement and in accordance with the General Corporation Law of the State of California, at the effective time of the Merger, each outstanding share of PSEM Common Stock (the “Shares”), adjusted appropriately, other than shares owned by PSEM or certain of its affiliates or shares held by PSEM shareholders who have perfected their appraisal rights in accordance with applicable California law, will be automatically converted into the right to receive $17.00 in cash per Share, without interest. See PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015 for a description of the Merger Agreement.

Concurrently with entering into the Merger Agreement, certain directors and executive officers of PSEM, in their capacities as holders of shares or other equity interests of PSEM, entered into Voting Agreements with Diodes (the “Voting Agreements”) pursuant to which they agreed, among other things, to vote their Shares of PSEM Common Stock for the approval of the Merger Agreement and against any alternative proposal. Notwithstanding the foregoing, however, the Voting Agreements will terminate upon the termination of the Merger Agreement in accordance with its terms, including the termination of the Merger Agreement by PSEM in the event PSEM’s board of directors accepts a superior proposal.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1 and 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015, and are incorporated herein by reference.

Item 4. Purpose of Transaction

(a) – (b) The Merger Agreement provides for the acquisition by Diodes of all of the outstanding shares of PSEM Common Stock (subject to exceptions for dissenting shares and shares held by PSEM and its affiliates) through a merger of Merger Sub with and into

PSEM, as a result of which PSEM will become a wholly owned subsidiary of Diodes. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Voting Agreements, the shareholders have granted irrevocable proxies (the “Irrevocable Proxies”) in favor of Diodes and irrevocably appointed Keh-Shew Lu, Richard D. White and Diodes as the shareholders’ attorney and proxy to vote all of the shares of PSEM Common Stock beneficially owned by the shareholders or that will be owned by the shareholders before the termination of the Voting Agreements (the “Voting Agreement Shares”) as follows: (1) in favor of the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger; and (2) against any alternative acquisition proposal or any other proposal or transaction involving PSEM or its subsidiaries that would reasonably be expected to result in any of the conditions to the Company’s obligation to consummate the Merger set forth in the Merger Agreement not being fulfilled. The Voting Agreements will terminate upon the earlier of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the effective time of the Merger, (iii) March 2, 2016, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects, in any material respect, the consideration payable to the holders of Shares pursuant to the Merger Agreement as in effect on the date hereof and (v) the mutual consent of Diodes and such shareholder.

(c) Not applicable.

(d) Upon consummation of the Merger, the board of directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the PSEM, as the surviving corporation of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will continue as the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Diodes has appointed each of the directors and officers of Merger Sub.

(e) The Merger Agreement prohibits PSEM from issuing, delivering or selling or authorizing or proposing the issuance, delivery or sale of, or purchase or proposing the purchase of, any shares of PSEM’s capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities without prior written consent of Diodes, except under limited circumstances set forth therein. The Merger Agreement further prohibits PSEM from declaring or paying any dividends on or making any other distributions (whether in cash, stock or property) in respect of any of PSEM’s share capital, or spliting, combining or reclassifying any of PSEM’s share capital without Diodes’s prior written consent, except under limited circumstances set forth therein. Upon consummation of the Merger, PSEM will become a wholly owned subsidiary of Diodes, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, PSEM will become a wholly owned subsidiary of Diodes.

(g) Upon consummation of the Merger, the Articles of Incorporation of PSEM will be amended and restated in its entirety to read in the form attached to the Merger Agreement as Exhibit B.  Upon consummation of the Merger, the bylaws of PSEM shall, by virtue of the Merger, be amended and restated to conform to the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, and as such shall be the bylaws of the PSEM until thereafter changed or amended as provided therein or by applicable Law.

(h) Upon consummation of the Merger, PSEM Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, PSEM Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Diodes currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Statement (although Diodes reserves the right to develop such plans).

Except as set forth in this Statement, neither Diodes, nor to the knowledge of Diodes, any of the directors or executive officers of Diodes listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1 and 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) Neither Diodes nor Merger Sub directly own any outstanding shares of PSEM Common Stock. However, as described in Item 4 (a)-(b) of this Statement, as a result of the Voting Agreements, Diodes has the power to vote the Voting Agreement Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Statement for details). Diodes may be deemed to have the voting power of 1,818,353 shares of PSEM Common Stock. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the PSEM shareholders counterparty to such Voting Agreements shall not cause or permit any transfer of any of the Voting Agreement Shares; provided, however, that, prior to the termination or expiration of the Voting Agreements, the PSEM shareholders counterparty to such Voting Agreements may transfer any Voting Agreement Shares (i) to any member of such shareholder’s immediate family, or to a trust for the benefit of such shareholder or any member of such shareholder’s immediate family, (ii) by will or operation of law or upon the death of such shareholder, (iii) in connection with or for the purpose of personal tax-planning or estate-planning, (iv) to affiliates of such shareholder, or (v) for charitable purposes or as charitable gifts or donations; provided, however, that a transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of the applicable Voting Agreement. In addition, pursuant to their Voting Agreements, (a) Alex Hui and John Hui may complete transfers not for value of up to 40% of the PSEM stock held by them, provided that such transfer is consummated no earlier than 10 business days prior to the date for which the PSEM shareholder meeting to approve the Merger is scheduled; and (b) Alex Hui may transfer not for value up to 5% of the PSEM stock held by him.  Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the PSEM shareholders counterparty to such Voting Agreements shall not:  (a) deposit any Voting Agreement Shares into a voting trust; or (b) grant a proxy or enter into a voting agreement or similar agreement with respect to any of the Voting Agreement Shares, in each case in a manner which would or would reasonably be expected to (i) prevent or materially hinder the ability of such shareholder to perform any of such shareholder’s obligations thereunder, (ii) limit or reduce any of the rights of Diodes thereunder or (iii) be inconsistent with any of the terms of the applicable Voting Agreement.

To Diodes’s knowledge, no shares of PSEM Common Stock are beneficially owned by any of the persons named in Schedule I to this Statement, except for such beneficial ownership, if any, arising solely from the Voting Agreements and the related Irrevocable Proxy.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Diodes that it is the beneficial owner of any of the PSEM Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither Diodes nor, to the knowledge of Diodes, any director or executive officer of Diodes named in Schedule I to this Statement, has effected any transaction in shares of PSEM Common Stock during the past 60 days, except as disclosed herein.

(d) – (e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the forms of the Voting Agreements, copies of which are filed as Exhibits 2.1 and 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015 and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Diodes there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of PSEM other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into PSEM, as a result of which PSEM will become a wholly owned subsidiary of Diodes. The information contained in Items 3 and 4 of this Statement is incorporated herein by reference.

(b) The Voting Agreements. The information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, copies or forms of which are filed as Exhibits 2.1 and 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
2.1

Agreement and Plan of Merger, dated as of September 2, 2015, among Diodes Incorporated, Pericom Semiconductor Corporation and PSI Merger Sub, Inc., incorporated by reference to Exhibit 2.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015.

2.2	Form of Voting Agreement, incorporated by reference to Exhibit 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015	DIODES INCORPORATED

	By:	/s/ Richard D. White
Richard D. White
Chief Financial Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF DIODES INCORPORATED

The name, business address and present principal occupation or employment of each of the directors and executive officers of Diodes are set forth on this Schedule I. The address of Diodes is 4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024.  The business address for each individual listed below is c/o Diodes Incorporated at 4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.1

Name	Principal Occupation or Employment
C.H. Chen[1]

Director and Vice Chairman of the Board of Diodes of Diodes; Vice Chairman of the Board of LSC, and a board member of Lite-On Technology Corporation (“LTC”), Co-Tech Copper Foil Corporation, and Kwong Lung Enterprise Co., Ltd.

Michael R. Giordano	Director of Diodes; Senior Vice President-Investment Consulting with UBS Financial Services, Inc.
L.P. Hsu[1]	Director of Diodes; consultant to LTC, and a supervisor of the Board of Nuvoton Technology Corporation (“Nuvoton”).
Keh-Shew Lu	President, Chief Executive Officer, and Director of Diodes; a board member of LTC and Nuvoton.
Raymond Soong[1]	Director and Chairman of the Board of Diodes; Chairman of Co-Tech Copper Foil Corporation, LSC, LTC, and Silitech Technology Corporation, and a board member of Actron Technology Corporation.
John M. Stich	Director of Diodes; Honorary Consul-General of Japan in Dallas.
Michael K.C. Tsai	Director of Diodes; Chairman of the Board of Maxchip Electronics Corp. and the Chairman of the Board of Zentel Electronics Corp.
Richard D. White	Chief Financial Officer and Secretary of Diodes.
Mark A. King	Senior Vice President, Sales and Marketing of Diodes
Joseph Liu	Senior Vice President, Operations of Diodes
Hans Rohrer	Senior Vice President, Business Development of Diodes
Clemente Beltran	Vice President, Corporate Supply Chain/Planning, Outsourcing and Quality of Diodes
Julie Holland	Vice President, Worldwide Analog Products of Diodes
Francis Tang	Vice President, Worldwide Discrete Products of Diodes
Edmund Tang	Vice President, Corporate Administration of Diodes

[1]	Selected individuals are citizens of Taiwan, Republic of China, and are non-US citizens.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1

Agreement and Plan of Merger, dated as of September 2, 2015, among Diodes Incorporated, Pericom Semiconductor Corporation and PSI Merger Sub, Inc., incorporated by reference to Exhibit 2.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015.

2.2	Form of Voting Agreement, incorporated by reference to Exhibit 99.1 to PSEM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2015.